  Exhibit 99.1

Silver Elephant Subsidiary Completes Acquisition of

Bisoni Vanadium Project

Vancouver, British Columbia, September 18, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that  its wholly owned subsidiary Nevada Vanadium LLC (“Nevada Vanadium”) has completed the acquisition of the Bisoni vanadium project (“Bisoni Project”) from CellCube Energy Storage Systems Inc. (“Cellcube”) pursuant to the Asset Purchase Agreement (“APA”) announced on August 24, 2020. The Bisoni Project is situated immediately southwest to Nevada Vanadium’s Gibellini Project.

Under the terms of the APA, the Company has issued 4 million Silver Elephant common shares (“Compensation Shares”) and paid $200,000 cash to Cellcube. The Compensation Shares are subject to a statutory four month and one day hold period expiring on January 19, 2021.

Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, Silver Elephant will issue to CellCube, an additional $500,000 worth of Silver Elephant’s common shares (the “Bonus Shares”), calculated based upon the 5 day volume weighted average price of the Silver Elephant common shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

About Nevada Vanadium

Nevada Vanadium, a wholly owned subsidiary of Silver Elephant Mining Corp., is developing the Gibellini Project, the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing project engineering and permit development. Nevada Vanadium additionally develops and adds the Bisoni Vanadium Project to its portfolio. Further information on Nevada Vanadium can be found at www.nevadavanadium.com.

About Silver Elephant

Silver Elephant is a premier silver mining company. The Company’s goal is to enable shareholders to own as much silver in the ground as possible. Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com  www.silverelef.com

Not for dissemination in the United States or for distribution to U.S. newswire services. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, a person in the United States or a U.S. person (as defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and any applicable state securities laws, or compliance with an exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

 Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Some statements in this news release are about future events and performance. Such statements are based on current estimates, predictions, expectations, or beliefs. The subjects of the statements include, but are not limited to (i) construction of a mine at the project and related actions; (ii) estimates of the capital costs of constructing mine facilities, bringing the mine into production, and sustaining the mine, together with estimates of the length of financing payback periods; (iii) the estimated amount of future production, of both ore mined and metal recovered; and (iv) estimates of the life of the mine and of the operating and total costs, cash flow, net present value, and economic returns, including internal rate of return from an operating mine constructed at the project. All forward-looking statements are based on Company’s or its consultants’ current beliefs and assumptions, which are in turn based on the information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence and continuity of vanadium mineralization at the project at the estimated grades; (ii) the geotechnical and metallurgical characteristics of the rock conforming to the sampled results; (iii) infrastructure construction costs and schedule; (iv) the availability of personnel, machinery, and equipment at the estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) vanadium sale prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates applicable to the proposed mining operation; (ix) the availability of acceptable financing on reasonable terms; (x) projected recovery rates and use of a process method, which although well-known and proven with other commodity types, such as copper, has not been previously brought into production for a vanadium project; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; and (xiii) assumptions that the project’s environmental approval and permitting is forthcoming from county, state, and federal authorities. The economic analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that any economic assessment based on these Mineral Resources will be realized. Currently there are no Mineral Reserves on the Gibellini property. Although the Company’s management and its consultants consider these assumptions to be reasonable, given the information currently available to them, they could prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return. Those statements are based in turn on most of the other forward-looking statements and assumptions made herein. The cost information is also prepared using current values, but the time for incurring the costs is in the future and it is assumed costs will remain stable over the relevant period.

These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements by the Company or its consultants. The Company and its consultants believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove correct. In addition, although the Company and its consultants have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company and its consultants undertake no obligation to publicly release any future revisions of the forward-looking statements that reflect events or circumstances that occur after the date of this news release or reflect the occurrence of unanticipated events, except as expressly required by law.